UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number: 001-33429

Acorn International, Inc.

(Exact name of registrant as specified in its charter)

5/F, YueShang Plaza, 1 South Wuning Road,

Shanghai 200042

People’s Republic of China

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, each representing 20 Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Acorn International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2021	Acorn International, Inc.

	By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive Officer